SRAX, Inc.

2629 Townsgate Road #215

Westlake Village, CA 91361

January 10, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Janice Adeloye

RE:	SRAX, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed January 10, 2022
File No. 333-261962

To Whom it May Concern:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 PM, Eastern Time on January 12, 2022, or as soon thereafter as is practicable.

Very truly yours,

/s/ Christopher Miglino

Christopher Miglino
Chief Executive Officer